Form 40-F
period 2002-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2003-01-15
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                   FORM 40 - F

[Check One]

|_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
      SECURITIES EXCHANGE ACT OF 1934

OR

|X|   ANNUAL REPORT PURSUANT TO SECTION 13 (a) or 15 (d) OF THE
      SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2002     Commission File Number: 1 - 14678
                          ----------------

                       CANADIAN IMPERIAL BANK OF COMMERCE
             (Exact name of registrant as specified in its charter)

            Canada                              6029                   Not Applicable
(province or other jurisdiction     (Primary Standard Industrial     I.R.S. Employer
of incorporation or organization     Classification Code Number)   Identification Number)

Commerce Court                                   Michael G. Capatides
Toronto, Ontario                                 Executive Vice-President
Canada, M5L 1A2                                    and General Counsel
(416) 980-2211                                   245 Park Avenue
(Address and telephone number of                 42nd Floor
registrant's principal executive offices)        New York, New York, 10167
                                                 (917) 332-4108
                                                 (Name, address (including zip
                                                 code) and telephone number
                                                 (including area code) of agent
                                                 for service in the United
                                                 States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
Common Shares                          New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Not Applicable
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 Not Applicable
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

     |X|  Annual Information Form      |X|  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   Common Shares .........................................   359,064,369

   Class A Preferred Shares:
  Series 14 ..............................................     8,000,000
  Series 15 ..............................................    12,000,000
  Series 16 ..............................................     5,500,000
  Series 17 ..............................................     6,500,000
  Series 18 ..............................................    12,000,000
  Series 19 ..............................................     8,000,000
  Series 20 ..............................................     4,000,000
  Series 21 ..............................................     8,000,000
  Series 22 ..............................................     4,000,000
  Series 23 ..............................................    16,000,000
  Series 24 ..............................................    16,000,000
  Series 25 ..............................................    16,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

         Yes |X|       (82-103)       No |_|

Indicate by each mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

         Yes |X|                      No |_|

                                   UNDERTAKING

      Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

                                    SIGNATURE

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 15, 2003                  CANADIAN IMPERIAL BANK OF COMMERCE


                                        /s/ Paul T. Fisher
                                        ----------------------------------------
                                        Name:  Paul T. Fisher
                                        Title: Vice-President and
                                               Corporate Secretary

                                        /s/ C. Allen Logue
                                        ----------------------------------------
                                        Name:  C. Allen Logue
                                        Title: Vice President

                                 CERTIFICATIONS

I, John S. Hunkin certify that:

1. I have reviewed this annual report on Form 40-F of Canadian Imperial Bank of Commerce;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  January 15, 2003                 /s/  John S. Hunkin
                                        ----------------------------------------
                                                  John S. Hunkin
                                        Chairman and Chief Executive Officer

I, Tom D. Woods, certify that:

1. I have reviewed this annual report on Form 40-F of Canadian Imperial Bank of Commerce;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15D-14) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  January 15, 2003                 /s/  Tom D. Woods
                                        ----------------------------------------
                                                   Tom D. Woods
                                        Executive Vice President and Chief
                                        Financial Officer

EXHIBITS

1.    Controls and Procedures

2.    Annual Information Form

3. Management's Discussion and Analysis - Pages 19 - 70 of CIBC's 2002 Annual Report

4.    Consolidated Financial Statements - Pages 71 - 118 of CIBC's 2002 Annual
      Report

5.    Comments by Auditors on Canada - US Reporting Difference

6.    Other Pages of Annual Report Incorporated in Annual Information Form
      - "Selected Consolidated Financial Information" on pages 128 and 129, "Directors and Board Committees" on pages 130, 133

7.    Certificates pursuant to section 906 of Sarbanes-Oxley Act of 2002

8.    Consent letters of Auditors