Form 40-F
period 2003-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2003-12-24
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2003                                        Commission File Number: 1 - 14678

Canadian Imperial Bank of Commerce

(Exact name of registrant as specified in its charter)

Canada	6029	Not Applicable

(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

Commerce Court
Toronto, Ontario
Canada, M5L 1A2
(416) 980-2211

(Address and telephone number of registrant’s principal executive offices)

Michael G. Capatides
Executive Vice-President and General Counsel
245 Park Avenue – 42nd Floor
New York, New York, 10167
(917) 332-4108

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange
S&P 500® Index-Linked Callable Notes due 2010	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Debt Securities

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	362,042,914

Class A Preferred Shares:
Series 15	12,000,000
Series 16	5,500,000
Series 17	6,500,000
Series 18	12,000,000
Series 19	8,000,000
Series 20	4,000,000
Series 21	8,000,000
Series 22	4,000,000
Series 23	16,000,000
Series 24	16,000,000
Series 25	16,000,000
Series 26	10,000,000
Series 27	12,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by each mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

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

Date: December 23, 2003	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ John S. Hunkin

John S. Hunkin President and Chief Executive Officer

	By:	/s/ Tom D. Woods

Tom D. Woods Senior Executive Vice President and Chief Financial Officer

EXHIBITS

(Information to be filed on this Form pursuant to General Instruction B
(references are to paragraphs to General Instructions)

Exhibit	Description of Exhibit

99B.3(a)	Annual Information Form
99B.3(b)	Audited annual financial statements for the year ended October 31, 2003 excerpted from pages 60-110 of CIBC’s Annual Report 2003 and Auditors’ Reports with respect to annual financial statements as of October 31, 2002 and for the years ended October 31, 2002 and 2001
99B.3(c)	Management’s discussion and analysis excerpted from pages 13-59 of CIBC’s Annual Report 2003
99B.3(d)	Comments by Auditors on Canada – US Reporting Difference
99B.3(e)	Other Pages of Annual Report incorporated in Annual Information Form
99B.6(a)(1)	Certifications required by Rule 13a-14(a)
99B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
99B.6(b)	Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures
99B.7	Not required
99B.8	Disclosure regarding audit committee financial expert
99B.9	Disclosure regarding code of ethics
99B.10	Not required
99B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit 3(c))
99B.12	Tabular disclosure of contractual obligations (contained in Exhibit 3(c))
99B.14	Identification of the Audit Committee (contained in Exhibit 3(e))
99D.9	Consent of Independent Auditors
99D.10	Consent of Independent Auditors
99D.11	Consent of Independent Auditors