Form 40-F
period 2004-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2004-12-13
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40 – F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2004          Commission File Number: 1 - 14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Exact name of registrant as specified in its charter)

Canada	6029	Not Applicable
(province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Commerce Court
Toronto, Ontario
Canada, M5L 1A2
(416) 980-2211

(Address and telephone number of
registrant’s principal executive offices)

Michael G. Capatides
Executive Vice-President and General Counsel
245 Park Avenue — 42nd Floor
New York, New York, 10167
(917) 332-4108

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
Index-Linked Notes due January 30, 2009 (Linked to the Dow Jones Industrial Averagesm)	American Stock Exchange
Index-Linked Notes due March 31, 2009 (Linked to the S&P 500® Index)	American Stock Exchange
Principal Protected CIBC Optimizer Notes due January 30, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due April 30, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due June 30, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due March 5, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due March 31, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Index-Linked Notes due August 1, 2011 (Linked to the NASDAQ 100 Index®)	American Stock Exchange
Index-Linked Notes due August 31, 2011 (Linked to the Dow Jones Industrial Averagesm)	American Stock Exchange
S&P 500® Index-Linked Callable Notes due July 30, 2010	American Stock Exchange
Index-Linked Notes due June 30, 2011 (Linked to the S&P 500® Index)	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Debt Securities

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	347,488,472
Class A Preferred Shares:
Series 18	12,000,000
Series 19	8,000,000
Series 20	4,000,000
Series 21	8,000,000
Series 22	4,000,000
Series 23	16,000,000
Series 24	16,000,000
Series 25	16,000,000
Series 26	10,000,000
Series 27	12,000,000
Series 28	13,250,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑

Indicate by each mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

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

Date: December 13, 2004	CANADIAN IMPERIAL BANK OF COMMERCE
	By:	/s/ John S. Hunkin
John S. Hunkin
Chief Executive Officer

	By:	/s/ Tom D. Woods
Tom D. Woods
Senior Executive Vice President and Chief Financial Officer

EXHIBITS

(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions)

Exhibit	Description of Exhibit
B.3(a)	Annual Information Form
B.3(b)	Audited annual financial statements for the year ended October 31, 2004 excerpted from page 101 and 103-155 of CIBC’s 2004 Annual Accountability Report, Auditors’ Report with respect to annual financial statements as of October 31, 2004 and 2003 and for the years then ended and internal controls as of October 31, 2004, under Standards of the Public Company Accounting Oversight Board (United States) and Auditors’ Report with respect to annual financial statements for the year ended October 31, 2002
B.3(c)	Management’s discussion and analysis excerpted from pages 42-99 of CIBC’s 2004 Annual Accountability Report
B.3(d)	Other Pages of Annual Report incorporated in Annual Information Form
B.6(a)(1)	Certifications required by Rule 13a-14(a)
B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
B.6(b)	Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures (contained in Exhibit B.3(c))
B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))
B.6(d)	Report of the registered public accounting firm(contained in Exhibit B.3(b))
B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))
B.7	Not required
B.8	Disclosure regarding audit committee financial expert
B.9	Disclosure regarding code of ethics
B.10	Principal Accountant Fees and Services (contained in Exhibit B.3(a))
B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))
B.12	Tabular disclosure of contractual obligations (contained in Exhibit B.3(c))
B.14	Identification of the Audit Committee (contained in Exhibit B.3(d))
D.9(a)	Consent of Independent Registered Public Accounting Firm
D.9(b)	Consent of Independent Registered Public Accounting Firms