Form 40-F
period 2005-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2005-12-12
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40 - F
[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended October 31, 2005      Commission File Number: 1 - 14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Exact name of registrant as specified in its charter)

Canada	6029	13-1942440
(province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)
Commerce Court
Toronto, Ontario
Canada, M5L 1A2
(416) 980-2211
(Address and telephone number of
registrant’s principal executive offices)
Michael G. Capatides
Executive Vice-President and General Counsel
425 Lexington Avenue – 3rd Floor
New York, New York, 10017
(212) 667-8301
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
Index-Linked Notes due January 30, 2009 (Linked to the Dow Jones Industrial Averagesm)	American Stock Exchange
Index-Linked Notes due March 31, 2009 (Linked to the S&P 500® Index)	American Stock Exchange
Principal Protected CIBC Optimizer Notes due January 30, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due April 30, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due June 30, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due March 5, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Principal Protected CIBC Optimizer Notes due March 31, 2009 Linked to a Basket of Ten U.S. Stocks	American Stock Exchange
Index-Linked Notes due August 1, 2011 (Linked to the NASDAQ 100 Index®)	American Stock Exchange
Index-Linked Notes due August 31, 2011 (Linked to the Dow Jones Industrial Averagesm)	American Stock Exchange
S&P 500® Index-Linked Callable Notes due July 30, 2010	American Stock Exchange
Index-Linked Notes due June 30, 2011 (Linked to the S&P 500® Index)	American Stock Exchange
CIBC Yield Generator NotesSM due December 22, 2010	American Stock Exchange
Index-Linked Notes due December 31, 2008 (Linked to the S&P 500® Index)	American Stock Exchange
CIBC Yield Generator NotesSM due February 14, 2011	American Stock Exchange
Principal Protected Notes due September 18, 2008 (Based on the Value of a Global Basket of Three Equity Indices)	American Stock Exchange
CIBC Yield Generator NotesSM due March 31, 2011	American Stock Exchange
2.00% Principal Protected Index-Linked Notes due April 29, 2010 (Linked to the Dow Jones Industrial Averagesm)	American Stock Exchange
CIBC Yield Generator NotesSM due May 13, 2010	American Stock Exchange
Principal Protected Index-Linked Notes due June 15, 2010 (Linked to the S&P 500® Index)	American Stock Exchange
CIBC Premium Yield Generator NotesSM due June 30, 2011	American Stock Exchange
Principal Protected “Performance Allocation” Notes due July 29, 2010 (Based on the Value of a Global Basket of Three Equity Indices)	American Stock Exchange
CIBC Premium Yield Generator NotesSM due August 31, 2011	American Stock Exchange
CIBC Premium Yield Generator NotesSM due September 28, 2007	American Stock Exchange

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
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
     ☑ Annual Information Form                     ☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	334,007,626

Class A Preferred Shares:
Series 18	12,000,000
Series 19	8,000,000
Series 23	16,000,000
Series 24	16,000,000
Series 25	16,000,000
Series 26	10,000,000
Series 27	12,000,000
Series 28	17,658
Series 29	13,232,342
Series 30	16,000,000
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐                         No ☑
Indicate by each mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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

Date: December 12, 2005	CANADIAN IMPERIAL BANK OF COMMERCE
	By:	/s/ Gerald T. McCaughey
Gerald T. McCaughey
President and Chief Executive Officer

	By:	/s/ Tom D. Woods
Tom D. Woods
Senior Executive Vice President and Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit
B.3(a)	Annual Information Form

B.3(b)	Audited annual financial statements for the year ended October 31, 2005 excerpted from pages 94-151 of CIBC’s 2005 Annual Accountability Report including Auditors’ Reports with respect to annual financial statements as of October 31, 2005 and 2004 and for the years ended October 31, 2005, 2004 and 2003 and internal controls as of October 31, 2005, under standards of the Public Company Accounting Oversight Board (United States)

B.3(c)	Management’s discussion and analysis excerpted from pages 37-93 of CIBC’s 2005 Annual Accountability Report

B.3(d)	Other Pages of Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

B.6(b)	Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures (contained in Exhibit B.3(c))

B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))

B.6(d)	Report of the registered public accounting firm (contained in Exhibit B.3(b))

B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))

B.7	None

B.8	Disclosure regarding audit committee financial expert

B.9	Disclosure regarding code of ethics

B.10	Principal Accountant Fees and Services (contained in Exhibit B.3(d))

B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))

B.12	Tabular disclosure of contractual obligations (contained in Exhibit B.3(c))

B.14	Identification of the Audit Committee (contained in Exhibit B.3(a))

D.9	Consent of Independent Registered Public Accounting Firm