Form 40-F
period 2008-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2008-12-08
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40 - F
[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2008	Commission File Number: 1 - 14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Exact name of registrant as specified in its charter)

Canada	6029	13-1942440

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Commerce Court
Toronto, Ontario
Canada, M5L 1A2
(416) 980-2211
(Address and telephone number of
registrant’s principal executive offices)
Michael G. Capatides
Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue — 3rd Floor
New York, New York, 10017
(212) 667-8301
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

SIGNATURE
EXHIBITS
EX-B.3(A)
EX-B.3(B)
EX-B.3(C)
EX-B.3(D)
EX-B.6(A)(1)
EX-B.6(A)(2)
EX-B.8
EX-B.9
EX-B.10
EX-D.9

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
Index-Linked Notes due January 30, 2009 (Linked to the Dow Jones Industrial Averagesm)*	NYSE Alternext US LLC
Index-Linked Notes due March 31, 2009 (Linked to the S&P 500® Index)*	NYSE Alternext US LLC
Principal Protected CIBC Optimizer Notes due January 30, 2009 Linked to a Basket of Ten U.S. Stocks*	NYSE Alternext US LLC
Principal Protected CIBC Optimizer Notes due April 30, 2009 Linked to a Basket of Ten U.S. Listed Stocks*	NYSE Alternext US LLC
Principal Protected CIBC Optimizer Notes due June 30, 2009 Linked to a Basket of Ten U.S. Stocks*	NYSE Alternext US LLC
Principal Protected CIBC Optimizer Notes due March 5, 2009 Linked to a Basket of Ten U.S. Stocks*	NYSE Alternext US LLC
Principal Protected CIBC Optimizer Notes due March 31, 2009 Linked to a Basket of Ten U.S. Stocks*	NYSE Alternext US LLC
Index-Linked Notes due August 1, 2011 (Linked to the NASDAQ 100 Index®)*	NYSE Alternext US LLC
Index-Linked Notes due August 31, 2011 (Linked to the Dow Jones Industrial Averagesm)*	NYSE Alternext US LLC
S&P 500® Index-Linked Callable Notes due July 30, 2010*	NYSE Alternext US LLC
Index-Linked Notes due June 30, 2011 (Linked to the S&P 500® Index)*	NYSE Alternext US LLC
CIBC Yield Generator NotesSM due December 22, 2010*	NYSE Alternext US LLC
Index-Linked Notes due December 31, 2008 (Linked to the S&P 500® Index)*	NYSE Alternext US LLC
CIBC Yield Generator NotesSM due February 14, 2011*	NYSE Alternext US LLC
CIBC Yield Generator NotesSM due March 31, 2011*	NYSE Alternext US LLC
2.00% Principal Protected Index-Linked Notes due April 29, 2010 (Linked to the Dow Jones Industrial Averagesm)*	NYSE Alternext US LLC
CIBC Yield Generator NotesSM due May 13, 2010*	NYSE Alternext US LLC
Principal Protected Index-Linked Notes due June 15, 2010 (Linked to the S&P 500® Index)*	NYSE Alternext US LLC
CIBC Premium Yield Generator NotesSM due June 30, 2011*	NYSE Alternext US LLC
Principal Protected “Performance Allocation” Notes due July 29, 2010 (Based on the Value of a Global Basket of Three Equity Indices)*	NYSE Alternext US LLC
CIBC Premium Yield Generator NotesSM due August 31, 2011*	NYSE Alternext US LLC
CIBC Equity Target Redemption Premium Yield Generator NotesSM due December 26, 2012*	NYSE Alternext US LLC
CIBC Equity Target Redemption Premium Yield Generator NotesSM due April 1, 2013*	NYSE Alternext US LLC

*	The registrant has voluntarily withdrawn the listing of these notes effective November 20, 2008

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
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
     ☑ Annual Information Form                                        ☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	380,798,218

Class A Preferred Shares:
Series 18	12,000,000
Series 19	8,000,000
Series 23	16,000,000
Series 26	10,000,000
Series 27	12,000,000
Series 28	2,000
Series 29	13,232,342
Series 30	16,000,000
Series 31	18,000,000
Series 32	12,000,000
Series 33	12,000,000
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

Date: December 8, 2008	CANADIAN IMPERIAL BANK OF COMMERCE
	By:	/s/ Gerald T. McCaughey
Gerald T. McCaughey
President and Chief Executive Officer

	By:	/s/ J. David Williamson
J. David Williamson
Senior Executive Vice President and Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit
B.3(a)	Annual Information Form

B.3(b)	Audited annual financial statements for the year ended October 31, 2008 excerpted from pages 90-155 of CIBC’s 2008 Annual Accountability Report including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as of October 31, 2008 and 2007 and for each of the years in the three year period ended October 31, 2008 and internal control over financial reporting as of October 31, 2008

B.3(c)	Management’s discussion and analysis excerpted from pages 37-89 of CIBC’s 2008 Annual Accountability Report

B.3(d)	Other Pages of CIBC’s 2008 Annual Accountability Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

B.6(b)	Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures (contained in Exhibit B.3(c))

B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))

B.6(d)	Report of the registered public accounting firm (contained in Exhibit B.3(b))

B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))

B.7	None

B.8	Disclosure regarding audit committee financial expert

B.9	Disclosure regarding code of ethics

B.10	Principal accountant fees and services

B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))

B.12	Tabular disclosure of contractual obligations (contained in Exhibit B.3(c))

B.14	Identification of the Audit Committee (contained in Exhibit B.3(a))

D.9	Consent of Independent Registered Public Accounting Firm