Form 40-F
period 2009-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2009-12-07
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40 - F
[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2009	Commission File Number: 1 - 14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Exact name of registrant as specified in its charter)

Canada	6029	13-1942440

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
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

Common Shares	383,983,867

Class A Preferred Shares:
Series 18	12,000,000
Series 19	8,000,000
Series 23	16,000,000
Series 26	10,000,000
Series 27	12,000,000
Series 28	2,000
Series 29	13,232,342
Series 30	16,000,000
Series 31	18,000,000
Series 32	12,000,000
Series 33	12,000,000
Series 35	13,000,000
Series 37	8,000,000
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
Yes ☑                      No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☑                      No ☐

SIGNATURE
EXHIBITS
EX-B.3(a)
EX-B.3(b)
EX-B.3(c)
EX-B.3(d)
EX-B.6(a)(1)
EX-B.6(a)(2)
EX-B.8
EX-B.9
EX-B.10
EX-D.9

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

Date: December 7, 2009	CANADIAN IMPERIAL BANK OF COMMERCE
	By:	/s/ Gerald T. McCaughey
Gerald T. McCaughey
President and Chief Executive Officer

	By:	/s/ J. David Williamson
J. David Williamson
Senior Executive Vice President and Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit
B.3(a)	Annual Information Form

B.3(b)	Audited annual financial statements for the year ended October 31, 2009 excerpted from pages 96-167 of the 2009 Annual Accountability Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as of October 31, 2009 and 2008 and for each of the years in the three year period ended October 31, 2009 and internal control over financial reporting as of October 31, 2009

B.3(c)	Management’s discussion and analysis excerpted from pages 39-95 of CIBC’s 2009 Annual Accountability Report

B.3(d)	Other Pages of CIBC’s 2009 Annual Accountability Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

B.6(b)	Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures (contained in Exhibit B.3(c))

B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))

B.6(d)	Report of the registered public accounting firm (contained in Exhibit B.3(b))

B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))

B.7	None

B.8	Disclosure regarding audit committee financial expert

B.9	Disclosure regarding code of ethics

B.10	Principal accountant fees and services

B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))

B.12	Tabular disclosure of contractual obligations (contained in Exhibit B.3(c))

B.14	Identification of the Audit Committee (contained in Exhibit B.3(a))

D.9	Consent of Independent Registered Public Accounting Firm