Form 40-F
period 2010-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2010-12-06
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40 - F
[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended October 31, 2010
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

Common Shares	392,739,500

Class A Preferred Shares:
Series 18	12,000,000
Series 26	10,000,000
Series 27	12,000,000
Series 28	2,000
Series 29	13,232,342
Series 30	16,000,000
Series 31	18,000,000
Series 32	12,000,000
Series 33	12,000,000
Series 35	13,000,000
Series 37	8,000,000
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
Yes ☑          No ☐
The section entitled “Credit Ratings” in, and Appendix A to, Exhibit B.3(a) – Annual Information Form, shall not be incorporated by reference into any registration statement filed by the Registrant under the U.S. Securities Act of 1933, as amended.

SIGNATURE
EXHIBITS
Exhibit B.3(a)
Exhibit B.3(b)
Exhibit B.3(c)
Exhibit B.3(d)
Exhibit B.6(a)(1)
Exhibit B.6(a)(2)
Exhibit B.8
Exhibit B.9
Exhibit B.10
Exhibit D.9

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

Date: December 6, 2010	CANADIAN IMPERIAL BANK OF COMMERCE
	By:	/s/ Gerald T. McCaughey
Gerald T. McCaughey
President and Chief Executive Officer

	By:	/s/ J. David Williamson
J. David Williamson
Senior Executive Vice President and Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit
B.3(a)	Annual Information Form

B.3(b)	Audited annual financial statements for the year ended October 31, 2010 excerpted from pages 104-179 of the 2010 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as at October 31, 2010 and 2009 and for each of the years in the three-year period ended October 31, 2010 and internal control over financial reporting as of October 31, 2010

B.3(c)	Management’s discussion and analysis excerpted from pages 31-103 of CIBC’s 2010 Annual Report

B.3(d)	Other Pages of CIBC’s 2010 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

B.6(b)	Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures (contained in Exhibit B.3(c))

B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))

B.6(d)	Report of the registered public accounting firm (contained in Exhibit B.3(b))

B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))

B.7	None

B.8	Disclosure regarding audit committee financial expert

B.9	Disclosure regarding code of ethics

B.10	Principal accountant fees and services

B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))

B.12	Tabular disclosure of contractual obligations (contained in Exhibit B.3(c))

B.14	Identification of the Audit Committee (contained in Exhibit B.3(a))

D.9	Consent of Independent Registered Public Accounting Firm