Form 40-F
period 2011-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2011-12-02
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2011        Commission File Number: 1 – 14678

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

Common Shares	400,573,611

Class A Preferred Shares:
Series 18	12,000,000
Series 26	10,000,000
Series 27	12,000,000
Series 29	13,232,342
Series 31	18,000,000
Series 32	12,000,000
Series 33	12,000,000
Series 35	13,000,000
Series 37	8,000,000

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

Date: December 2, 2011	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Gerald T. McCaughey
Gerald T. McCaughey
President and Chief Executive Officer

	By:	/s/ Kevin Glass
Kevin Glass
Senior Executive Vice President and
Chief Financial Officer

EXHIBITS

(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit
B.3(a)	Annual Information Form

B.3(b)	Audited annual financial statements for the year ended October 31, 2011 excerpted from pages 109-224 of the 2011 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent auditors’ reports of registered public accounting firm to shareholders with respect to consolidated financial statements as at October 31, 2011 and 2010 and for each of the years in the three-year period ended October 31, 2011 and internal control over financial reporting as of October 31, 2011

B.3(c)	Management’s discussion and analysis excerpted from pages 26-108 of CIBC’s 2011 Annual Report

B.3(d)	Other Pages of CIBC’s 2011 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

B.6(b)	Conclusions Regarding the Effectiveness of the Registrant’s Disclosure Controls and Procedures (contained in Exhibit B.3(c))

B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))

B.6(d)	Report of the registered public accounting firm (contained in Exhibit B.3(b))

B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))

B.7	None

B.8	Disclosure regarding audit committee financial expert

B.9	Disclosure regarding code of ethics

B.10	Principal accountant fees and services

B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))

B.12	Tabular disclosure of contractual obligations (contained in Exhibit B.3(c))

B.14	Identification of the Audit Committee (contained in Exhibit B.3(a))

D.9	Consent of Independent Registered Public Accounting Firm