Form 40-F
period 2012-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2012-12-06
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2012        Commission File Number: 1 – 14678

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

Common Shares	404,484,938

Class A Preferred Shares:
Series 26	10,000,000
Series 27	12,000,000
Series 29	13,232,342
Series 33	12,000,000
Series 35	13,000,000
Series 37	8,000,000

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

DISCLOSURE REQUIRED BY NYSE LISTED COMPANY MANUAL

A summary of the significant differences between the governance practices of Canadian Imperial Bank of Commerce and those required of U.S. domestic companies under the New York Stock Exchange listing standards can be found in the Governance section of the Registrant’s website at https://www.cibc.com/ca/inside-cibc/governance/governance-practices/disclosure-nyse-manual.html.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 6, 2012	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Gerald T. McCaughey
Gerald T. McCaughey
President and Chief Executive Officer

	By:	/s/ Kevin Glass
Kevin Glass
Senior Executive Vice President and Chief Financial Officer

EXHIBITS

(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit

B.3(a)	Annual Information Form

B.3(b)

Audited financial statements for the year ended October 31, 2012 excerpted from pages 84-176 of the 2012 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including independent auditors’ reports of registered public accounting firm to shareholders with respect to the report on financial statement related to the consolidated financial statements as at October 31, 2012, October 31, 2011 and November 1, 2010 and for each of the years in the two year period ended October 31, 2012 and the report on internal controls under standards of the Public Company Account Oversight Board (United States) as of October 31, 2012

B.3(c)	Management’s discussion and analysis excerpted from pages 7-83 of CIBC’s 2012 Annual Report

B.3(d)	Other Pages of CIBC’s 2012 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

B.6(b)	Conclusions regarding the effectiveness of the Registrant’s disclosure controls and procedures (contained in Exhibit B.3(c))

B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))

B.6(d)	Report of the registered public accounting firm on management’s assessment of internal control over financial reporting (contained in Exhibit B.3(b))

B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))

B.7	None

B.8	Disclosure regarding audit committee financial expert

B.9	Disclosure regarding code of ethics

B.10	Principal accountant fees and services

B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))

B.12	Tabular disclosure of contractual obligations

B.14	Identification of the audit committee (contained in Exhibit B.3(a))

D.9	Consent of Independent Registered Public Accounting Firm