Form 40-F
period 2014-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2014-12-04
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2014

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

Common Shares	397,043,816
Class A Preferred Shares:
Series 27	12,000,000
Series 29	13,232,342
Series 39	16,000,000

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

DISCLOSURE REQUIRED BY NYSE LISTED COMPANY MANUAL

A summary of the significant differences between the governance practices of the Registrant and those required of U.S. domestic companies under the New York Stock Exchange listing standards can be found in the Governance section of the Registrant’s website at https://www.cibc.com/ca/inside-cibc/governance/governance-practices/disclosure-nyse-manual.html .

  DISCLOSURE REQUIRED BY IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012

Under the Iran Threat Reduction and Syrian Human Rights Act of 2012 (“ITRSHRA”), which added Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its “affiliates” knowingly engaged in certain specified activities during the period covered by the report. The Registrant is not presently aware that it or its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended October 31, 2014.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 4, 2014	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Victor G. Dodig
Victor G. Dodig
President and Chief Executive Officer

	By:	/s/ Kevin Glass
Kevin Glass
Senior Executive Vice-President and
Chief Financial Officer

EXHIBITS

(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit

B.3(a)	Annual Information Form

B.3(b)	Audited consolidated financial statements for the year ended October 31, 2014 excerpted from pages 87-162 of the 2014 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including the Independent auditors’ reports of registered public accounting firm to shareholders with respect to the report on financial statement related to the consolidated balance sheet as at October 31, 2014 and October 31, 2013 and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014 and the report on internal controls under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2014

B.3(c)	Management’s discussion and analysis excerpted from pages 1-86 of CIBC’s 2014 Annual Report

B.3(d)	Other Pages of CIBC’s 2014 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

B.6(b)	Conclusions regarding the effectiveness of the Registrant’s disclosure controls and procedures (contained in Exhibit B.3(c))

B.6(c)	Management’s annual report on internal control over financial reporting (contained in Exhibit B.3(c))

B.6(d)	Report of the registered public accounting firm on management’s assessment of internal control over financial reporting (contained in Exhibit B.3(b))

B.6(e)	Changes in internal control over financial reporting (contained in Exhibit B.3(c))

B.7	None

B.8	Disclosure regarding audit committee financial expert

B.9	Disclosure regarding code of ethics

B.10	Principal accountant fees and services

B.11	Disclosure regarding off-balance sheet arrangements (contained in Exhibit B.3(c))

B.12	Tabular disclosure of contractual obligations

B.14	Identification of the audit committee (contained in Exhibit B.3(a))

D.9	Consent of Independent Registered Public Accounting Firm