Form 40-F
period 2019-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2019-12-05
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40 - F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2019        Commission File Number: 1 - 14678

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

Achilles M. Perry

Vice-President and General Counsel

CIBC World Markets Corp.

425 Lexington Avenue – 3rd Floor

New York, New York, 10017

(212) 667-8316

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	CM	New York Stock Exchange

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

Common Shares	445,325,744

Class A Preferred Shares:

Series 39	16,000,000
Series 41	12,000,000
Series 43	12,000,000
Series 45	32,000,000
Series 47	18,000,000
Series 49	13,000,000
Series 51	10,000,000

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

DISCLOSURE CONTROL AND PROCEDURES

The disclosure provided under the heading “Management’s discussion and analysis—Controls and procedures—Disclosure controls and procedures” included in Exhibit B.3(c) is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading “Management’s discussion and analysis—Controls and procedures—Management’s annual report on internal control over financial reporting” included in Exhibit B.3(c) is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under the heading “Report of independent registered public accounting firm—To the shareholders and directors of Canadian Imperial Bank of Commerce—Opinion on internal control over financial reporting” included in Exhibit B.3(b) is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading “Management’s discussion and analysis—Controls and procedures—Changes in internal control over financial reporting” included in Exhibit B.3(c) is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

CIBC’s Board of Directors has determined that (i) CIBC has at least one “audit committee financial expert” (as that term is defined in General Instruction B(8)(b) of the General Instructions to Form 40-F) serving on its audit committee, the members of which are Mr. Luc Desjardins, Mr. Kevin J. Kelly, Mr. Nicholas D. Le Pan and Ms. Jane L. Peverett, (ii) each audit committee member is an “audit committee financial expert” (as so defined), and (iii) each audit committee member is “independent” (as that term is defined in the listing standards of the New York Stock Exchange).

In accordance with the rules of the Securities and Exchange Commission, notwithstanding their designation as “audit committee financial experts,” each of the individuals listed above shall not (i) be deemed “experts” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, or (ii) have any greater duties, obligations or liability than those imposed on any other member of the audit committee or board of directors.

CODE OF ETHICS

CIBC has adopted a Code of Conduct applicable to all its officers (including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller), directors, employees and contractors. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F).

The Code of Conduct is available on CIBC’s website at https://www.cibc.com/ca/inside-cibc/governance/governance-practices/code-of-conduct.html.

Effective November 1, 2019, CIBC adopted the following amendments to the Code of Conduct:

•	Changes were made to:

•	enhance CIBC’s principles-based approach;

•	simplify content to make the Code of Conduct easier to read and follow; and

•	align with changes to applicable CIBC policies, regulatory requirements, internal businesses and organizational structure.

•	In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.

No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2019 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under the heading “Management’s discussion and analysis—Controls and procedures—Supplementary annual financial information—Fees paid to the shareholders’ auditors” included in Exhibit B.3(c) is incorporated by reference herein.

The disclosure provided under the heading “Annual Information Form—PRE-APPROVAL POLICIES AND PROCEDURES” included in Exhibit B.3(a) is incorporated by reference herein.

During the fiscal year ended October 31, 2019, all of the services related to Audit-Related Fees, Tax Fees or All Other Fees were approved by the Audit Committee pursuant to its pre-approval policy.

During the fiscal year ended October 31, 2019, less than 50% of the of the hours expended by CIBC’s independent registered public accounting firms’ engagement to audit CIBC’s financial statements were attributed to work performed by persons other than CIBC’s independent registered public accounting firms’ full-time, permanent employees.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Management’s discussion and analysis—Off-balance sheet arrangements” included in Exhibit B.3(c) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities and equity at their carrying values:

$ millions, as at October 31, 2019	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity	Total
Liabilities
Deposits (1)	$146,780	$49,513	$28,556	$11,800	$249,063	$485,712
Obligations related to securities sold short	15,635	—	—	—	—	15,635
Cash collateral on securities lent	1,822	—	—	—	—	1,822
Obligations related to securities sold under repurchase agreements	51,801	—	—	—	—	51,801
Derivative instruments	10,835	5,827	2,154	6,297	—	25,113
Acceptances	9,188	—	—	—	—	9,188
Other liabilities	—	—	—	—	19,069	19,069
Subordinated indebtedness	—	—	—	4,684	—	4,684
Equity	—	—	—	—	38,580	38,580

	$236,061	$55,340	$30,710	$22,781	$306,712	$651,604

October 31, 2018	$209,092	$52,505	$34,067	$19,607	$281,828	$597,099

(1)

Comprises $178.1 billion (2018: $163.9 billion) of personal deposits; $296.4 billion (2018: $282.7 billion) of business and government deposits and secured borrowings; and $11.2 billion (2018: $14.4 billion) of bank deposits.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments:

$ millions, as at October 31, 2019	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity(1)	Total
Securities lending (2)	$44,220	$—	$—	$—	$—	$44,220
Unutilized credit commitments	16,782	29,658	33,655	2,867	158,076	241,038
Backstop liquidity facilities	10,825	32	—	13	—	10,870
Standby and performance letters of credit	11,748	1,213	429	99	—	13,489
Documentary and commercial letters of credit	217	—	7	—	—	224
Other commitments to extend credit	2,937	—	—	—	—	2,937

	$86,729	$30,903	$34,091	$2,979	$158,076	$312,778

October 31, 2018 (3)	$88,740	$27,042	$32,025	$2,449	$150,139	$300,395

(1)	Includes $122.0 billion (2018: $116.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.8 billion (2018: $2.7 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Certain prior period amounts have been revised from those previously presented.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations:

$ millions, as at October 31, 2019	Less than 1 year	1–3 years	3–5 years	Over 5 years	Total
Operating leases (1)	$510	$1,013	$771	$3,253	$5,547
Purchase obligations (2)	889	781	289	89	2,048
Pension contributions (3)	197	—	—	—	197
Underwriting commitments	60	—	—	—	60
Investment commitments	9	2	7	240	258

	$1,665	$1,796	$1,067	$3,582	$8,110

October 31, 2018	$1,694	$1,761	$1,173	$3,751	$8,379

(1)	Includes rental payments, related taxes and estimated operating expenses.
(2)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

IDENTIFICATION OF THE AUDIT COMMITTEE

The disclosure provided under the heading “Annual Information Form—AUDIT COMMITTEE” included in Exhibit B.3(a) is incorporated by reference herein.

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

DISCLOSURE REQUIRED BY IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012

Under the Iran Threat Reduction and Syrian Human Rights Act of 2012 (“ITRSHRA”), which added Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its “affiliates” knowingly engaged in certain specified activities during the period covered by the report. The Registrant is not presently aware that it or its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended October 31, 2019.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 5, 2019	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Victor G. Dodig
Victor G. Dodig
President and Chief Executive Officer

	By:	/s/ Hratch Panossian
Hratch Panossian
Senior Executive Vice-President and
Chief Financial Officer

EXHIBITS

(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit

B.3(a)	Annual Information Form

B.3(b)	Audited consolidated financial statements for the year ended October 31, 2019 excerpted from pages 94-95 and 103-190 of the 2019 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the Independent auditors’ reports of registered public accounting firm to shareholders with respect to the report on financial statement related to the consolidated balance sheets as at October 31, 2019 and October 31, 2018 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2019 and the report on internal controls under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2019 from pages 99-102 of the 2019 Annual Report of CIBC

B.3(c)	Management’s discussion and analysis excerpted from pages 1-93 of CIBC’s 2019 Annual Report

B.3(d)	Other Pages of CIBC’s 2019 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

D.9	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File