Form 40-F
period 2021-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2021-12-02
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40 - F

[Check One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended October 31, 2021    Commission File Number:
1 - 14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Exact name of registrant as specified in its charter)

Canada	6029	13-1942440
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
81 Bay Street
CIBC Square
Toronto, Ontario
Canada, M5J 0E7
(416)
980-2211
(Address and telephone number of registrant’s principal executive offices)
Achilles M. Perry
Vice-President and General Counsel
CIBC World Markets Corp.
425 Lexington Avenue – 3
rd
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

Common Shares	450,829,278

Class A Preferred Shares:

Series 39	16,000,000
Series 41	12,000,000
Series 43	12,000,000
Series 45	32,000,000
Series 47	18,000,000
Series 49	13,000,000
Series 51	10,000,000
Series 53	750,000	1
Series 54	750,000	1
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

1
The Series 53 and Series 54 Class A Preferred Shares are held by a consolidated entity, CIBC LRCN Limited Recourse Capital Trust, in connection with the issuance of $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) and $750 million principal amount of 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness), respectively. The Series 53 and Series 54 Class A Preferred Shares are distributable to holders of such notes upon certain events.

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
The Code of Conduct is available on CIBC’s website at
https://www.cibc.com/ca/inside-cibc/governance/governance-practices/code-of-condu
ct.html.
CIBC also undertakes to provide a copy of the Code of Conduct to any person without charge by contacting Investor Relations at investorrelations@cibc.com or by mail “Attention: CIBC Investor Relations” at the Toronto executive office address shown above.

Effective November 1, 2021, CIBC adopted the following amendments to the Code of Conduct:

•	Changes were made to:

•	foster CIBC’s principles-based approach;

•	make the Code of Conduct easier to read and follow; and

•	align with changes to internal businesses and organizational structure.

•	In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.
No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2021 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
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
During the fiscal year ended October 31, 2021, all of the services related to Audit-Related Fees, Tax Fees or All Other Fees were approved by the Audit Committee pursuant to its pre-approval policy.
During the fiscal year ended October 31, 2021, less than 50% of the of the hours expended by CIBC’s independent registered public accounting firms’ engagement to audit CIBC’s financial statements were attributed to work performed by persons other than CIBC’s independent registered public accounting firms’ full-time, permanent employees.
OFF-BALANCE
SHEET ARRANGEMENTS
The disclosure provided under the heading “Management’s discussion and analysis—Off-balance
sheet arrangements” included in Exhibit B.3(c) is incorporated by reference herein.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Management’s discussion and analysis—Contractual obligations” included in Exhibit B.3(c) is incorporated by reference herein.
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
DISCLOSURE REQUIRED BY IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012
Under the Iran Threat Reduction and Syrian Human Rights Act of 2012 (“ITRSHRA”), which added Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its “affiliates” knowingly engaged in certain specified activities during the period covered by the report. The Registrant is not presently aware that it or its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended October 31, 2021.
SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 2, 2021	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Victor G. Dodig
Victor G. Dodig
President and Chief Executive Officer

	By:	/s/ Hratch Panossian
Hratch Panossian
Senior Executive Vice-President and
Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit

B.3(a)	Annual Information Form

B.3(b)
Audited consolidated financial statements for the year ended October 31, 2021 excerpted from pages
107-108
and
117-197
of the 2021 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the report of independent registered public accounting firm to shareholders with respect to the report on financial statements related to the consolidated balance sheets as at October 31, 2021 and October 31, 2020 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021 and the report of independent registered public accounting firm on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2021 from pages
113-116
of the 2021 Annual Report of CIBC

B.3(c)	Management’s discussion and analysis excerpted from pages 1-106 of CIBC’s 2021 Annual Report

B.3(d)	Other Pages of CIBC’s 2021 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

D.9	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101