Form 40-F
period 2022-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2022-12-01
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40 - F

[Check One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended October 31, 2022    Commission File Number:
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
(
212
)
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

Common Shares	905,993,892

Class A Preferred Shares:

Series 39	16,000,000
Series 41	12,000,000
Series 43	12,000,000
Series 47	18,000,000
Series 49	13,000,000
Series 51	10,000,000
Series 53	750,000	1
Series 54	750,000	1
Series 55	800,000	1
Series 56	600,000
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days
.
Yes
☒                No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files)
.
Yes
☒                No  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2

of the Exchange Act. Emerging growth comp
an
y  ☐
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
The Series 53, 54 and 55 Class A Preferred Shares are held by a consolidated entity, CIBC LRCN Limited Recourse Capital Trust, in connection with the issuance of $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1(NVCC) (subordinated indebtedness), $750 million principal amount of 4.000% Limited Recourse Capital Notes Series 2(NVCC) (subordinated indebtedness) and $800 million principal amount of 7.150% Limited Recourse Capital Notes Series 3(NVCC) (subordinated indebtedness), respectively. The Series 53, 54 and 55 Class A Preferred Shares are distributable to holders of such notes upon certain events.

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
serving on its audit committee, the members of which are Ms. Michelle L. Collins, Mr. Nicholas D. Le Pan, Ms. Mary Lou Maher and Ms. Jane L. Peverett, (ii) each audit committee member is an “audit committee financial expert” (as so defined), and (iii) each audit committee member is “independent” (as that term is defined in the listing standards of the New York Stock Exchange).
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
The Code of Conduct is available on CIBC’s website at
https://www.cibc.com/ca/inside-cibc/governance/governance-practices/code-of-conduct.html
. CIBC also undertakes to provide a copy of the Code of Conduct to any person without charge by contacting Investor Relations at

investorrelations@cibc.com or by mail “Attention: CIBC Investor Relations” at the Toronto executive office address shown above.
Effective November 1, 2022, CIBC adopted the following amendments to the Code of Conduct:

•	Changes were made to address:

•	compliance with Bill C-86 amendments to the Bank Act (Canada) that includes new regulation of banks’ sales practices, products and services, complaints handling and related governance requirements;

•	our commitment to Environment, Social and Governance (ESG) that aligns with our ESG strategy for FY2023; and

•	changes to internal businesses and organizational structure.

•	In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.
No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2022 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
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
During the fiscal year ended October 31, 2022, all of the services related to Audit-Related Fees, Tax Fees or All Other Fees were approved by the Audit Committee pursuant to its pre-approval policy.
During the fiscal year ended October 31, 2022, less than 50% of the of the hours expended by CIBC’s independent registered public accounting firms’ engagement to audit CIBC’s financial statements were attributed to work performed by persons other than CIBC’s independent registered public accounting firms’ full-time, permanent employees.
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
DISCLOSURE REQUIRED BY NYSE LISTED COMPANY MANUAL
A summary of the significant differences between the governance practices of the Registrant and those required of U.S. domestic companies under the New York Stock Exchange listing standards can be found in the Governance section of the Registrant’s website at
https://www.cibc.com/en/about-cibc/corporate-governance/practices/disclosure-nyse-manual.html
.
DISCLOSURE REQUIRED BY IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012
Under the Iran Threat Reduction and Syrian Human Rights Act of 2012 (“ITRSHRA”), which added Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its “affiliates” knowingly engaged in certain specified activities during the period covered by the report. The Registrant is not presently aware that it or its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended October 31, 2022.
SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 1, 2022	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Victor G. Dodig
Victor G. Dodig
President and Chief Executive Officer

	By:	/s/ Hratch Panossian
Hratch Panossian
Senior Executive Vice-President and
Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit

B.3(a)	Annual Information Form

B.3(b)
Audited consolidated financial statements for the year ended October 31, 2022 excerpted from pages 108-109 and 116-193 of the 2022 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the report of independent registered public accounting firm (PCAOB ID: 1263) to shareholders with respect to the report on financial statements related to the consolidated balance sheets as at October 31, 2022 and 2021, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended and the report of independent registered public accounting firm (PCAOB ID: 1263) on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2022 from pages 113-115 of the 2022 Annual Report of CIBC

B.3(c)	Management’s discussion and analysis excerpted from pages 1-107 of CIBC’s 2022 Annual Report

B.3(d)	Other Pages of CIBC’s 2022 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

D.9	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101