Form 40-F
period 2023-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2023-11-30
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40 - F

[Check One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended October 31, 2023    Commission File Number: 1 - 14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Exact name of registrant as specified in its charter)

Canada	6029	13-1942440
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
81 Bay Street
CIBC Square
Toronto, Ontario
Canada, M5J 0E7
(416)
980-3096
(Address and telephone number of registrant’s principal executive offices)
Achilles M. Perry
Vice President and General Counsel – Capital Markets (U.S., Europe, Asia)
Canadian Imperial Bank of Commerce
300 Madison Avenue, 6
th
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

Common Shares	931,078,785

Class A Preferred Shares:

Series 39	16,000,000
Series 41	12,000,000
Series 43	12,000,000
Series 47	18,000,000
Series 49	13,000,000
Series 51	10,000,000
Series 53	750,000	1
Series 54	750,000	1
Series 55	800,000	1
Series 56	600,000
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐

1
The Series 53, 54 and 55 Class A Preferred Shares are held by a consolidated entity, CIBC LRCN Limited Recourse Capital Trust, in connection with the issuance of $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness), $750 million principal amount of 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness) and $800 million principal amount of 7.150% Limited Recourse Capital Notes Series 3 (NVCC) (subordinated indebtedness), respectively. The Series 53, 54 and 55 Class A Preferred Shares are distributable to holders of such notes upon certain events.

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
serving on its audit committee, the members of which are Ms. Michelle L. Collins, Ms. Mary Lou Maher and Ms. Martine Turcotte, (ii) each of Ms. Michelle L. Collins and Ms. Mary Lou Maher is an “audit committee financial expert” (as so defined), and (iii) each audit committee member is “independent” (as that term is defined in the listing standards of the New York Stock Exchange).
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

Effective November 1, 2023, and in addition to certain other technical, administrative or non-substantive
revisions, CIBC adopted the following amendments to the Code of Conduct:

•	The contents in section 5.3 We Provide Full and Fair Disclosure were aligned with other sections, specifically 2.1 We Comply With The Law and CIBC Policies and 2.5 We Compete Fairly
No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2023 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
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
During the fiscal year ended October 31, 2023, all of the services related to Audit-Related Fees, Tax Fees or All Other Fees were approved by the Audit Committee pursuant to its pre-approval policy.
During the fiscal year ended October 31, 2023, less than 50% of the hours expended by CIBC’s independent registered public accounting firms’ engagement to audit CIBC’s financial statements were attributed to work performed by persons other than CIBC’s independent registered public accounting firms’ full-time, permanent employees.
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
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
CIBC’s SEC Clawback Policy is filed as Exhibit 97 to this annual report on Form
40-F.

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
DISCLOSURE REQUIRED BY IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012
Under the Iran Threat Reduction and Syrian Human Rights Act of 2012 (“ITRSHRA”), which added Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its “affiliates” knowingly engaged in certain specified activities during the period covered by the report. The Registrant is not presently aware that it or its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended October 31, 2023.
SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2023	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Victor G. Dodig
Victor G. Dodig
President and Chief Executive Officer

	By:	/s/ Hratch Panossian
Hratch Panossian
Senior Executive Vice-President and
Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit

B.3(a)	Annual Information Form

B.3(b)
Audited consolidated financial statements for the year ended October 31, 2023 excerpted from pages
108-109
and
116-194
of the 2023 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the report of independent registered public accounting firm (PCAOB ID: 1263) to shareholders with respect to the report on financial statements related to the consolidated balance sheets as at October 31, 2023 and 2022, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended and the report of independent registered public accounting firm (PCAOB ID: 1263) on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2023 from pages
113-115
of the 2023 Annual Report of CIBC

B.3(c)	Management’s discussion and analysis excerpted from pages 1-107 of CIBC’s 2023 Annual Report

B.3(d)	Other Pages of CIBC’s 2023 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

D.9	Consent of Independent Registered Public Accounting Firm

97	CIBC’s SEC Clawback Policy

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101