Form 40-F
period 2025-10-31
CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
filed 2025-12-04
CIK 1045520

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40 - F

[Check One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended October 31, 2025 Commission File Number:
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
New York
, 10017
(212)
667-8316
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	CM	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.
Debt Securities
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	926,610,598

Class A Preferred Shares:
Series 47	18,000,000
Series 54	750,000	1
Series 55	800,000	1
Series 56	600,000
Series 57	500,000
Series 58	500,000	1
Series 59	500,000	1
Series 60	450,000	1
Series 61	150,000
Series 62	750,000	1
Series 63	450,000	1
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

1
The Series 54, 55, 58, 59, 60, 62 and 63 Class A Preferred Shares (NVCC) are held by a consolidated entity, CIBC LRCN Limited Recourse Capital Trust, in connection with the issuance of Limited Recourse Capital Notes (NVCC) (subordinated indebtedness) (“LRCNs”) by series: CAD$750 million principal amount of 4.000% LRCNs Series 2, CAD$800 million principal amount of 7.150% LRCNs Series 3, CAD$500 million principal amount of 6.987% LRCNs Series 4, USD$500 million principal amount of 6.950% LRCNs Series 5, CAD$450 million principal amount of 6.369% LRCNs Series 6, USD$750 million principal amount of 7.000% LRCNs Series 7 and CAD$450 million principal amount of 5.898% LRCNs Series 8, respectively. The Series 54, 55, 58, 59, 60, 62 and 63 Class A Preferred Shares are distributable to holders of such notes upon certain events.

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
serving on its audit committee, the members of which are Ms. Michelle L. Collins, Ms. Marianne Harrison, Ms. Mary Lou Maher, Mr. Mark W. Podlasly and Ms. Martine Turcotte, (ii) each of Ms. Michelle L. Collins, Ms. Marianne Harrison, Ms. Mary Lou Maher and Mr. Mark W. Podlasly is an “audit committee financial expert” (as so defined), and (iii) each audit committee member is “independent” (as that term is defined in the listing standards of the New York Stock Exchange).
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
Effective November 1, 2025, in addition to certain other technical, administrative or non-substantive
revisions, CIBC adopted the following amendments to the Code of Conduct:

•	Entire document : Editorial changes throughout to improve clarity, readability, and allow for better identification of trends and remedial strategies.

•	Section 2 : Strengthened to include reference to CIBC’s Integrity and Security Framework to align with requirements set out in OSFI’s Integrity and Security Guideline.

•	Section 3 : Enhanced language regarding identifying and avoiding conflicts of interest, including when processing personal transactions.

•	Section 5 : Added a subsection focusing on the safe and responsible use of Artificial Intelligence (AI), including reference to CIBC’s Trustworthy AI Principles.
No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2025 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
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
During the fiscal year ended October 31, 2025, all of the services related to Audit-Related Fees, Tax Fees or All Other Fees were approved by the Audit Committee pursuant to its pre-approval policy.
During the fiscal year ended October 31, 2025, less than 50% of the hours expended by CIBC’s independent registered public accounting firms’ engagement to audit CIBC’s financial statements were attributed to work performed by persons other than CIBC’s independent registered public accounting firms’ full-time, permanent employees.
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
DISCLOSURE REQUIRED BY IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012
Under the Iran Threat Reduction and Syrian Human Rights Act of 2012 (“ITRSHRA”), which added Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its “affiliates” knowingly engaged in certain specified activities during the period covered by the report. The Registrant is not presently aware that it or its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended October 31, 2025.
SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 4, 2025	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Harry Culham
Harry Culham
President and Chief Executive Officer

	By:	/s/ Robert Sedran
Robert Sedran
Senior Executive Vice-President and
Chief Financial Officer

EXHIBITS
(Information to be filed on this Form pursuant to General Instruction (references are to paragraphs to General Instructions))

Exhibit	Description of Exhibit

B.3(a)	Annual Information Form

B.3(b)
Audited consolidated financial statements for the year ended October 31, 2025 excerpted from pages
101-102
and
109-179
of the 2025 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the report of independent registered public accounting firm (PCAOB ID: 1263) to shareholders with respect to the report on financial statements related to the consolidated balance sheets as at October 31, 2025 and 2024, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended and the report of independent registered public accounting firm (PCAOB ID: 1263) on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2025 from pages
106-108
of the 2025 Annual Report of CIBC

B.3(c)	Management’s discussion and analysis excerpted from pages 1-100 of CIBC’s 2025 Annual Report

B.3(d)	Other Pages of CIBC’s 2025 Annual Report incorporated in Annual Information Form

B.6(a)(1)	Certifications required by Rule 13a-14(a)

B.6(a)(2)	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

D.9	Consent of Independent Registered Public Accounting Firm

97	CIBC’s SEC Clawback Policy

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101